SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that with a view to receiving nomination by minority holders of common and preferred shares, candidates for the positions of members for the Board of Directors of Eletrobras, as well as for the holder and alternate member of the Company's Fiscal Council, as provided for in its Bylaws, for purposes of deliberation at the 59th Annual General Meeting of Shareholders of the Company, to be held on April 29, 2019 ("59th AGM"), on this date, re-submitted the Distance Voting Ballot related to the 59th AGM "Voting Ballot"), in order to: (i) include the name of the candidate Felipe Villela Dias, nominated by minority shareholders holding preferred shares to the vacancy of Eletrobras Board of Directors; (ii) include the name of the candidate Daniel Alves Ferreira, indicated by minority shareholders holding common shares for the board of directors of Eletrobras; (iii) include the names of the candidates Patricia Valente Stierli as the effective and Gaspar Carreira Júnior as alternate, appointed by minority shareholders holding common shares to the vacancy of the Fiscal Council of Eletrobras; (iv) include the names of candidates Mário Daud Filho as effective and Robert Juenemann as alternate appointed by minority shareholders holding preferred shares for vacancy in the Fiscal Council of Eletrobras.

As a result of the changes described above, Eletrobras clarifies that: (i) the votes already conferred on the other resolutions and/or the candidates already included in the Voting Ballot prior to this amendment will be considered valid, unless the shareholder submits new voting instruction; (ii) shareholders who have already submitted voting instructions and wish to resubmit it, may do so up to seven days before the date scheduled for the 59th Annual General Meeting, and shall be fixed on April 22, 2019; and (iii) if the shareholder decides to restate his/her voting instruction, to avoid that his voting instruction can be considered conflicting, it is recommended that he refer his new instruction to the same previously used service provider.

Eletrobras points out that the aforementioned candidates are still under review by the Company's Management, People and Eligibility Committee, responsible for verifying compliance with the eligibility requirements listed in the State Law, in the Decree that regulates it, in the Brazilian Corporation Law Eletrobras, and in the Policy of Indication of the Holding Company, Subsidiaries, Associates, Foundations and Associations of Eletrobras Companies, and, if the full compliance with such eligibility requirements is not verified, Eletrobras clarifies that the votes attributed to these candidates will be considered invalid, without modification of the Voting Bulletin. Eletrobras will inform its shareholders and the market about the result of this analysis, as soon as it is known about its content.

In view of the foregoing, the Company also informs that the duly updated Voting Bulletin is available for consultation on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and at the Investor Relations website of Eletrobras (www.eletrobras.com/ir), as well as that the information regarding said candidates, as required by CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481") is also being made available on this date, by means of a Notice to Shareholders.

Rio de Janeiro, April 02, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.